

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2015

Frank Slootman
Chief Executive Officer
ServiceNow, Inc.
3260 Jay Street
Santa Clara, CA 95054

>   **Re: ServiceNow, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed February 27, 2015**
>   **File No. 001-35580**

Dear Mr. Slootman:

   We have reviewed your filing and have the following comments. Comments, if any, related to disclosure in Part III of your Form 10-K, will be provided under separate cover after it has been filed. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance

Total customers, page 30

1. We note your disclosure that in situations where there is a single contract that applies to entities with multiple subsidiaries or divisions, universities or governmental organizations, each entity that has contracted for a separate production instance of your services are counted as a separate customer. We further note your disclosure on page 5 that no single customer accounted for more than 10% of your revenue. Please tell us whether any single contract that applies to entities with multiple subsidiaries or divisions, universities or governmental organizations, accounts for more than 10% of your revenue. If so, describe the material terms of the contract in your response letter and confirm that

you will include similar disclosure in future filings. Additionally, please advise what consideration you gave to filing any such agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

<u>Earnings Call held on April 16, 2015</u>

2. In your first quarter 2015 earnings call, you discussed that you have changed your organization to implement a product line model with product line leaders. Further, you stated that you wanted to "increase the focus on markets that otherwise would not get the quality of attention and focus and resources." These product line units appear to have been developed with the intent that they each be responsible for "the go-to-market motions and all the marketing programs, all the partner strategies, etc., that are associated with these individual product lines." We also note you hired two Vice Presidents of Sales related to your main product lines who both report to the Vice President of Worldwide Sales. In light of the foregoing, please tell us whether you plan to present more than one reportable segment in your March 31, 2015 Form 10-Q. If so, please tell us what these segments will be, including how they were determined, and if not, please tell us why you do not believe separate reportable segments exist. As part of your response, please also tell us whether there has been a change in the chief operating decision maker (CODM) as a result of this reorganization and provide us with your analysis in determining the CODM. Refer to ASC 280-10-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Senior Staff Attorney, at (202) 551-3456 or

Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief